                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number ____________

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

             [] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K
                   [X] Form 10-Q and Form 10-QSB [] Form N-SAR

                          For Period Ended: 09/30/2000

       [] Transition Report on Form 10-K [] Transition Report on Form 10-Q
      [] Transition Report on Form 20-F [] Transition Report on Form N-SAR
                        [] Transition Report on Form 11-K

                 For the Transition Period Ended:_______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

PART I--REGISTRANT INFORMATION


Full Name of Registrant:                      Hypercom Corporation

Former Name if Applicable  N/A

Address of Principal Executive Office         2851 W. Kathleen Road
                                              (Street and Number)

City, State and Zip Code:                     Phoenix, Arizona  85053-4053

                        PART II--RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company is in default of certain financial ratios under its credit facilities and is in the process of negotiating a waiver with respect to such defaults. Although there can be no assurance the waivers will be obtained, the Company believes that it is close to agreement on the terms of waivers with its lenders. The resolution of this issue is integral to completion of the financial statements and the disclosures within the Liquidity and Capital Resources section of Management's Discussion and Analysis to be included in the Company's quarterly report on Form 10-Q for the period ended September 30, 2000 and, accordingly, the Company believes completion of the report should be deferred until resolution is achieved.

                           PART IV--OTHER INFORMATION


                  (1) Name and telephone number of person to contact in regard to this notification:

                  Jonathon E. Killmer                     (504) 504-5000
                      (Name)                     (Area Code) (Telephone Number)

                  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes [ ] No

         If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's consolidated net loss for the fiscal quarter ended September 30, 2000, is expected to be $15.7 million, before giving effect to a loss of $5.9 million to be taken in connection with the Company's investment in Cirilium Corporation. The third quarter loss is due largely to lower revenues as a result of shipment delays in Brazil and Sweden, a significant decrease in gross margin due to: a volume decline in and a product mix change from legacy products; a change in product mix to lower-margin sales in the multi-lane and government markets; increased manufacturing expenses due to higher than anticipated U.S. production, transition costs in moving manufacturing to China; higher component costs resulting from an increase in purchases through distributors; unanticipated costs related to reworking and stabilization of several new products; tooling costs for the ICE product line; and increased warranty reserves, reflecting the Company's significantly expanded product line and several new product introductions. The Company reported a net profit of $3.4 million for the corresponding period in fiscal 1999.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  November 15, 2000


                                 HYPERCOM CORPORATION
                                    (Registrant)


                                 By: /s/ Jonathon E. Killmer
                                     -----------------------------------
                                     Jonathon E. Killmer
                                     Executive Vice President, Chief Financial
                                     Officer and Chief Administrative Officer